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December 14, 2012		Writer’s Direct Contact 415.268.6617 BParris @mofo.com

Kristi Marrone

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Marina District Development Company, LLC
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-173275-01

Dear Ms. Marrone:

We enclose herewith, on behalf of Marina District Development Company, LLC (the “Company”), a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated December 13, 2012. Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

General

1.	Please tell us why you have not filed your quarterly reports on Form 10-Q for the first, second and third quarters of 2012 and when you intend to file these reports.

Response: The Company respectfully advises the Staff that as of January 1, 2012, the beginning of the Company’s fiscal year, the Company had 40 record holders of the securities to which the registration statement filed on Form S-4 (File No. 333-173275) relates, which was declared effective on May 26, 2011. As such, pursuant to Section 15(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty to file supplementary and periodic information, documents and reports under Section 15(d) of the Exchange Act was automatically suspended commencing with the fiscal year ended December 31, 2012.

Pursuant to Question 171.01 of the Exchange Act Rules Compliance & Disclosure Interpretations, the Company notes that the suspension of reporting obligations under Section 15(d) of the Exchange Act is not contingent upon the filing of a Form 15

Kristi Marrone

December 14, 2012

Page Two

pursuant to Rule 15d-6 of the Exchange Act, but rather, “granted by statute”. The Company respectfully advises the Staff, however, that it has filed a Form 15 contemporaneously with the submission of this response letter.

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-6617.

Sincerely,

/s/ Brandon C. Parris, Esq.
Brandon C. Parris, Esq.

cc:	Josh Hirsberg, Marina District Development Company, LLC